EXHIBIT 99(A)(3)
                                                                ----------------


                        WESTCOAST HOSPITALITY CORPORATION
                      201 WEST NORTH RIVER DRIVE, SUITE 100
                            SPOKANE, WASHINGTON 99201

                                  July 2, 2002

TO: ALL EMPLOYEES WITH OPTIONS TO PURCHASE SHARES OF COMMON STOCK HAVING AN EXERCISE PRICE OF $15 PER SHARE

RE:   STOCK OPTION EXCHANGE PROGRAM

Many of our employees hold stock options with an exercise price of $15 per share, which significantly exceeds the market price of our common stock. Because our board of directors recognizes that our option plan may not currently be providing performance incentives for all of our valued employees, the board has considered a number of ways to provide its employees with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce a stock option exchange program. This program will allow employees to exchange options with an exercise price of $15 per share for new options to be issued at a later date. The enclosed materials explain the program in detail (I suggest that you start by reading the OVERVIEW, the last page of which shows the number of your options that are eligible for exchange and the number of new options you will receive if you decide to exchange them).

The key aspects of the program are as follows:

o This is a voluntary program, and it is your decision whether to participate. However, I want you to know that I personally am going to take advantage of the program and exchange all of my eligible options.

o All current employees who hold options under the 1998 Stock Incentive Plan (the "1998 Plan") are eligible to participate in the exchange.

o An employee may exchange any stock option granted under the 1998 Plan that has an exercise price of $15 per share.

o New options will be issued on or about six months and one day after your exchanged options are canceled.

o The exercise price of the new options will be equal to the closing sale price of our common stock on the business day immediately preceding the date we grant the new options.

o For every option to purchase two option shares we accept for exchange, we will grant an option to purchase one option share.

o The new options will initially be unvested. One-half of the options will vest six months following the date of grant, one-fourth of the options will vest on the first anniversary of the date of grant and the remaining one-fourth of the options will vest on the second anniversary of the date of grant.

Employees will have a limited window of about one month in which to participate in the program. Once the window closes, the program will not be reopened to accommodate late employee participation.

Although our board of directors has approved this option exchange program, neither we nor our board of directors make any recommendation as to whether you should exchange or refrain from exchanging your options. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the program. You must make your own decision whether to exchange your options.

Please read the enclosed materials carefully. If you have questions, please contact Patricia Stapleton by telephone at (509) 777-6321 or by e-mail at PAT.STAPLETON@WESTCOASTHOTELS.COM.

Regards,


Donald K. Barbieri
President and CEO